IAC/InterActiveCorp

555 West 18th Street

New York, New York 10011

July 21, 2014

Ms. Mara L. Ransom

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:                             IAC/InterActiveCorp

Form 10-K

Filed February 26, 2014

File No. 000-20570

Dear Ms. Ransom:

This letter includes the responses of IAC/InterActiveCorp (the “Company” or “IAC”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) regarding the filing of the Company referenced above, which were delivered to IAC in a comment letter dated July 14, 2014.  For your convenience, we have included in this letter the text of the Staff’s comments followed by the responses of the Company.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 23

Results of Operations for the Years Ended December 31, 2013, 2012 and 2011, page 24

Revenue, page 24

1.              We note the portion of your revenues that are derived from your agreement with Google.  Please revise your disclosure to discuss in greater detail the impact of such agreement on your results of operations, including your revenues, for the specified time periods.

RESPONSE:  In response to the Staff’s comment, the Company will discuss in greater detail the impact of the Google agreement on our results of operations, including our revenues, in our future filings.  The proposed disclosure is set forth below (and will be appropriately modified in future filings to reflect actual circumstances), with additions appearing in bold italics and deletions appearing in brackets:

PROPOSED DISCLOSURE:

Sources of Revenue

Substantially all of the revenue from our Search & Applications segment is derived from online advertising.  This revenue is primarily attributable to our services agreement with Google Inc. (“Google”), which expires on March 31, 2016.  Our services agreement requires that we comply with certain guidelines promulgated by Google.  Subject to certain limitations, Google may unilaterally update its policies and guidelines, which could require modifications to, or prohibit and/or render obsolete certain of our products, services and/or business practices, which could be costly to address or otherwise have an adverse effect on our business, financial condition and results of operations.  For the years ended December 31, 2013, 2012 and 2011, revenue earned from Google is $1.5 billion, $1.4 billion and $970.4 million, respectively.

The revenue earned from our Match segment is derived primarily from subscription fees for its subscription-based online personals services; Match also derives revenue from online advertising.  Our Local segment consists of HomeAdvisor and Felix.  HomeAdvisor’s revenue is derived from fees paid by members of its network of home services professionals for consumer leads and from subscription sales to service professionals as well as from one-time fees charged upon enrollment and activation of new home services professionals in its network.  Felix’s revenue is derived from online advertising.  The revenue earned by our Media segment is derived from advertising, media production and subscription fees.  The revenue earned by our Other segment is derived principally from merchandise sales and subscription fees.

Strategic Partnerships, Advertiser Relationships and Online Advertising Spend

A significant component of the Company’s revenue is attributable to [a] the services agreement with Google described above. [, which expires on March 31, 2016.  For the years ended December 31, 2013, 2012 and 2011, revenue earned from Google is $1.5 billion, $1.4 billion and $970.4 million, respectively.  This revenue is earned by the businesses comprising the Search & Applications segment.]  We market and offer our products and services directly to consumers through branded websites and subscriptions, allowing consumers to transact directly with us in a convenient manner.  We have made, and expect to continue to make, substantial investments in online and offline advertising to build our brands and drive traffic to our websites and consumers and advertisers to our businesses.

We pay traffic acquisition costs, which consist of payments to partners who distribute our B2B customized browser-based applications, integrate our paid listings into their websites or direct traffic to our websites.  We also pay to market and distribute our services on third party distribution channels, such as internet portals and search engines.  In addition, some of our businesses manage affiliate programs, pursuant to which we pay commissions and fees to third parties based on revenue earned.  These distribution channels might also offer their own products and services, as well as those of other third parties, which compete with those we offer.

The cost of acquiring new consumers through online and offline third party distribution channels has increased, particularly in the case of online channels as internet commerce continues to grow and competition in the markets in which IAC’s businesses operate increases.

Financial Position, Liquidity and Capital Resources, page 32

2.              Please discuss your external sources of liquidity, including but not limited to each of your 4.75% Senior Notes due December 15, 2022 and your 4.875% Senior Notes due November 20, 2018.  See Item 303(a)(1) of Regulation S-K.

RESPONSE:  In response to the Staff’s comment, the Company will discuss its external sources of liquidity in our future filings.  The proposed disclosure, prepared based on the language set forth in our 2013 Form 10-K (and which will be updated in future filings as appropriate), is set forth below.  This language contains the last three paragraphs of the Financial Position, Liquidity and Capital Resources section of the Form 10-K, with additions appearing in bold italics and deletions appearing in brackets:

PROPOSED DISCLOSURE:

The Company’s principal sources of liquidity are its cash and cash equivalents and marketable securities as well as its cash flows generated from operations.  The Company has a $300.0 million revolving credit facility, which expires on December 21, 2017, and is available as an additional source of financing.  At December 31, 2013, there were no outstanding borrowings under the revolving credit facility.

The Company anticipates that it will need to make capital and other expenditures in connection with the development and expansion of its operations.  The Company expects that 2014 capital expenditures will be lower than 2013.  At December 31, 2013, IAC had 8.6 million shares remaining in its share repurchase authorization.  IAC may purchase shares over an indefinite period of time on the open market and in privately negotiated transactions, depending on those factors IAC management deems relevant at any particular time, including, without limitation, market conditions, share price and future outlook.  On February 4, 2014, IAC declared a quarterly cash dividend of $0.24 per share of common and Class B common stock outstanding payable on March 1, 2014 to stockholders of record on February 15, 2014.  Future declarations of dividends are subject to the determination of IAC’s Board of Directors.

The Company believes its existing cash, cash equivalents and marketable securities, together with its expected positive cash flows generated from operations and available borrowing capacity under its $300.0 million revolving credit facility, will be sufficient to fund its normal operating requirements, including capital expenditures, share repurchases, quarterly cash dividends, and investing and other commitments for the foreseeable future.  Our liquidity could be negatively affected by a decrease in demand for our products and services.  The Company may make acquisitions and investments that could reduce its cash, cash equivalents and marketable securities balances and as a result, the Company may need to raise additional capital through future debt or equity financing to provide for greater financial flexibility.  Additional financing may not be available at all or on terms favorable to us.  The indentures governing the 2013 and 2012 Senior Notes restrict our ability to incur additional indebtedness in the event we are not in compliance with the maximum leverage ratio of 3.0 to 1.0.  In addition, the terms of the revolving credit facility require that we maintain a leverage ratio of not more than 3.0 to 1.0 and restrict our ability to incur additional indebtedness.  As of December 31, 2013, the Company was in compliance with all of these covenants.

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In addition, the Company acknowledges that:

•                  IAC is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  IAC may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at 212.314.7277 (phone) or jeff.kip@iac.com if there are any comments or questions concerning the foregoing.

Sincerely,

/s/ Jeffrey Kip

Jeffrey Kip
Executive Vice President and Chief Financial Officer

cc:                                Elizabeth Walsh, Securities and Exchange Commission

Lilyanna L. Peyser, Securities and Exchange Commission